UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 8

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Pep Boys - Manny, Moe & Jack
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 2, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, as amended by Amendment No. 1 filed on December 9, 2005, Amendment No. 2 filed on December 22, 2005, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on March 28, 2006, Amendment No. 5 filed on May 22, 2006, Amendment No. 6 filed on May 24, 2006 and Amendment No. 7 filed on July 13, 2007 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of The Pep Boys-Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 4.  Purpose of Transaction.

On August 2, 2006, the Company entered into an agreement (the “Agreement”) with the Reporting Entities that will avoid a proxy contest for the election of directors at the Company’s 2006 annual meeting of shareholders scheduled for October 19, 2006. A copy of the joint press release announcing the Agreement is attached as Exhibit 99.11 hereto and incorporated by reference herein.

The following is a brief description of the terms of the Agreement, which description is qualified in its entirety by reference to the full text of the Agreement which is attached as Exhibit 99.12 hereto and incorporated by reference herein.

Pursuant to the Agreement, the Board of Directors of the Company (the “Board”) has authorized an increase in the size of the Board from nine to ten directors and the appointment of four new directors proposed by the Reporting Entities to the Board. Each of Max L. Lukens, former CEO, President and Chairman of both Stewart & Stevenson Services, Inc. and Baker Hughes Incorporated, James A. Mitarotonda, the Chairman and CEO of Barington Capital Group, L.P., and James A. Williams, President and CEO of Gold Toe Brands, Inc., has been appointed to serve as a director of the Company until its 2006 annual meeting of shareholders. Additionally, Alan S. Bernikow, former Deputy Chief Executive Officer of Deloitte & Touche LLP, has been chosen to join the Board subject to required approval by his former employer. Should Mr. Bernikow not receive such approval, or if he is unable to serve for any other reason, then the Reporting Entities will propose another person to fill the Board vacancy. The Company has also agreed to include each of Messrs. Bernikow, Lukens, Mitarotonda and Williams (collectively, the “Barington Directors”) in the Board’s slate of directors for election at the Company’s 2006 and 2007 annual meetings of shareholders and to appoint a Barington Director to each standing and special committee of the Board, including the special committee that has been formed to search for a new chief executive officer of the Company.

The Company has agreed to implement a regular evaluation of the Company’s rights agreement (shareholder rights plan) by the Board’s independent directors and to eliminate the rights agreement’s so called “dead hand” provision, thereby permitting the redemption of the rights agreement by the Board rather than the Board’s independent directors. In addition, the Company has agreed to reimburse the Reporting Entities for their expenses of up to $200,000 incurred in connection with its Schedule 13D filings, proxy solicitation activities and certain related matters.

In addition to agreeing not to nominate persons for election as directors at the 2006 annual meeting, the Reporting Entities have agreed to abide by certain standstill provisions until the Company’s 2008 annual meeting of shareholders.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

On August 2, 2006, the Reporting Entities entered into an Agreement with the Company, as described in Item 4, a copy of which is attached as Exhibit 99.12 hereto and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.                Exhibit Description

99.11	Joint Press Release dated August 3, 2006.
99.12
Agreement among The Pep Boys - Manny, Moe & Jack, Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value and Opportunity Master Fund Ltd., RCG Carpathia Master Fund, Ltd., RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated August 2, 2006

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2006
    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.

By: LNA Capital Corp., its general
partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

PARCHE, LLC
By: Admiral Advisors, LLC, its managing member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

RCG CARPATHIA MASTER FUND, LTD.

By: /s/ Jeffrey M. Solomon________________
Name: Jeffrey M. Solomon
Title: Authorized Signatory

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, L.L.C.,
its Investment Manager

By: C4S & Co., L.L.C.,
its Managing Member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

RCG HALIFAX FUND, LTD.

By: Ramius Capital Group, L.L.C.,
its Investment Manager

By: C4S & Co., L.L.C.,
its Managing Member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

RAMIUS MASTER FUND, LTD

By: Ramius Advisors, LLC
its Investment Manager

By: Ramius Capital Group, L.L.C.
its sole member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

RAMIUS FUND III, LTD

By: Ramius Advisors, LLC
its Investment Manager

By: Ramius Capital Group, L.L.C.
its sole member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.
its sole member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, L.L.C., its sole member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C., its Managing Member

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Managing Member

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark, and Thomas W. Strauss

RJG CAPITAL PARTNERS, L.P.

By:	RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

     RJG CAPITAL MANAGEMENT, LLC

     By: /s/ Ronald J. Gross
     Name: Ronald J. Gross
     Title: Managing Member

      /s/ Ronald J. Gross
      Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. ZWIRN PARTNERS, LLC,
its general partner
By: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.
By: D.B. ZWIRN PARTNERS, LLC,
its general partner
By: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn